SUZANO S.A.	Exhibit 99.1

Publicly Held Company

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

MINUTES OF THE ORDINARY BOARD OF DIRECTORS’ MEETING

(“Meeting”)

1.          Date, Time and Place: On August 13, 2020, at 12:15 a.m., by videoconference in accordance with item 6.4. of the Internal Rules of the Board of Directors (“Board”) of Suzano S.A. (“Suzano” or “Company”).

2.          Attendance: The following Directors attended the Meeting: David Feffer (Chairman of the Board), Claudio Thomaz Lobo Sonder (Vice-Chairman of the Board), Daniel Feffer (Vice-Chairman of the Board), Maria Priscila Rodini Vansetti Machado (Director), Nildemar Secches (Director), Ana Paula Pessoa (Director), Rodrigo Calvo Galindo (Director), Paulo Rogerio Caffarelli (Director) and Hélio Lima Magalhães (Director). The meeting was also attended by the Company’s Executive Officers, Gabriela Moll, and Messrs. Vitor Tumonis and Stefan Tasoko, as the Company’s representatives.

3.          Chairman and Secretary: The Meeting was chaired by Mr. David Feffer, who invited Mr. Stefan Tasoko to act as secretary.

4.          Agenda: Evaluate the Company’s results and interim financial statements for the 2nd quarter of fiscal year 2020.

5.          Minutes in Summary Form: The Directors unanimously approved the drawing up of these minutes in summary form, and the respective material presented pursuant to the agenda was filed at the Company’s headquarters.

6.          Presentations of the Agenda: As guest, Mr. Walter Schalka presented the Company’s results and interim financial statements for the 2nd quarter of fiscal year 2020, discussing, among other aspects: (i) safety indexes; (ii) Company’s operating and financial performance; (iii) results from the pulp, paper and consumer goods business units; (iv) financial results for the quarter, including the Company’s indebtedness indicators; and (v) Company’s shareholder base evolution in the period. After the presentation, the invited Executive Officer provided some additional clarifications to the members of the Board on the topics presented and, without objections to what was presented or clarified, the Directors unanimously and without reservations, considering the Company’s Statutory Audit Committee and Audit Board favorable statements, declared that the Company’s results and interim financial statements for the 2nd quarter of fiscal year 2020 were in order, which were accompanied by the respective independent auditors review report.

(continuance of the meeting of the Board of Directors of Suzano S.A., held on 08.13.2020 at 12:15 a.m.)

7.          Closure: There being no further matters to be discussed, the meeting was closed. The minutes of the Meeting were drafted, read and approved by all Directors attended.

São Paulo, SP, August 13, 2020.

___________________________	___________________________
David Feffer	Stefan Tasoko
Chairman of the Meeting and of the Board	Secretary

___________________________	___________________________
Claudio Thomaz Lobo Sonder	Daniel Feffer
Vice-Chairman	Vice-Chairman

___________________________	___________________________
Nildemar Secches	Maria Priscila Rodini Vansetti Machado
Director	Director

___________________________	___________________________
Ana Paula Pessoa	Hélio Lima Magalhães
Director	Director

___________________________	___________________________
Rodrigo Calvo Galindo	Paulo Rogerio Caffarelli
Director	Director